The viaLink Company

Filed by The viaLink Company Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: The viaLink Company
Commission File No.: 000-21729

[PRESCIENT LETTERHEAD]

December 7, 2004

To the Shareholders of Prescient Systems, Inc.

Re: Special Meeting of Shareholders

Dear Prescient Shareholder:

     Enclosed is a notice of the special meeting of shareholders to be held Tuesday, December 28, 2004 for the purpose of considering (i) approval of an Agreement and Plan of Merger, as amended, by and among Prescient, The viaLink Company and viaLink Acquisition, Inc. and (ii) ratification of a Shareholder Voting and Allocation Agreement among various Prescient shareholders.

     Also enclosed is a letter from management setting forth information related to the special meeting.

     In connection with the merger, you will be receiving separately a prospectus from the viaLink Company.

     Neither Prescient Systems, Inc. nor its management is soliciting your proxy.

     I hope to see you at the meeting.

Very truly yours,

Jane F. Hoffer.
President and CEO

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
Purpose of the Prescient Special Meeting
Prescient Record Date; Stock Entitled to Vote
Voting Classes and Number of Votes Per Share
Methods of Voting
Quorum
Required Vote
Required Vote for Proposal 1 — the Merger Proposal
Required Vote for Proposal 2 — the Allocation Proposal
Required Vote for Proposal 3 — the Adjournment Proposal
Comparison of Merger Consideration Allocation
PROPOSAL 3 — POSSIBLE ADJOURNMENT
Dissenters Rights

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF PRESCIENT SYSTEMS, INC.:

     NOTICE IS HEREBY GIVEN that, in accordance with the articles of incorporation and by laws of Prescient Systems, Inc. and the terms of the Pennsylvania Business Corporation law of 1988, as amended (the “PBCL”), a Special Meeting of Shareholders of Prescient Systems, Inc., a Pennsylvania corporation, will be held on Tuesday, December 28, 2004 at 9:00 a.m. local time at Prescient Systems, Inc., 1247 Ward Avenue, Suite 200, West Chester, PA 19380, for the following purposes:

1.	To approve and adopt an Agreement and Plan of Merger dated May 25, 2004, as amended (the “Merger Agreement”), among The viaLink Company, a Delaware corporation, viaLink Acquisition, Inc., a Pennsylvania corporation, of which The viaLink Company is the sole shareholder, and Prescient Systems, Inc. and the merger between Prescient Systems, Inc. and viaLink Acquisition, Inc.

2.	To approve and ratify a Shareholder Voting and Allocation Agreement.

3.	To vote upon an adjournment of the Prescient Systems, Inc. Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve either of the foregoing proposals.

4.	To transact such other business within the preceding purposes as may properly come before the Prescient Systems, Inc. special meeting or any adjournments or postponements thereof.

     Under certain circumstances, the Merger Agreement may be terminated or amended prior to the time the merger becomes effective, whether before or after approval and adoption of the Merger Agreement by Prescient shareholders.

     Prescient shareholders who object to the Merger Agreement and merger in a proper manner and otherwise comply with the PBCL will be entitled to “dissenters rights” under Pennsylvania law in connection with the merger. A list of Prescient shareholders entitled to vote at the Special Meeting will be open to examination by any Prescient shareholder at Prescient’s headquarters, 1247 Ward Avenue, Suite 200, West Chester, Pennsylvania 19380.

     Prescient Systems, Inc. will survive the merger, and in accordance with Section 1923 of the PBCL a copy of its bylaws, as they will be in effect immediately following the merger, will be furnished to any shareholder on request and without cost.

     If you have any questions about the Special Meeting please call Stan Szczygiel at 610-719-1600 Ext. 360, or Prescient’s toll free number 1-888-610-1800 ext. 360, or write to the company at: Special Meeting, Attn: Stan Szczygiel, CFO, Prescient Systems, Inc., 1247 Ward Avenue, Suite 200, West Chester, PA 19380.

By Order of the Board of Directors

Sincerely,

Jane F. Hoffer
President and CEO

West Chester, Pennsylvania
December 7, 2004

[Prescient LOGO]

Jane F. Hoffer
Chairman of the Board
President
Chief Executive Officer
Prescient Systems, Inc.
1247 Ward Avenue, Suite 200
West Chester, PA 19380
610-719-1600

December 7, 2004

Dear Prescient Shareholder:

As stated in the enclosed notice, a Special Meeting of Shareholders of Prescient Systems, Inc. (“Prescient”) will be held at Prescient Systems, Inc., 1247 Ward Avenue, Suite 200, West Chester, PA 19380, on Tuesday, December 28, 2004 at 9:00 a.m. local time.

This letter is intended to provide you with certain information regarding the proposed adoption of an Agreement and Plan of Merger, as amended, by and among Prescient, The viaLink Company (“viaLink”) and viaLink Acquisition, Inc.

ADDITIONAL INFORMATION REGARDING THE MERGER AND THE MERGER AGREEMENT IS SET FORTH IN THE PROXY STATEMENT/PROSPECTUS DATED DECEMBER 1, 2004 CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY VIALINK, WHICH REGISTERS THE MERGER CONSIDERATION, AND HAS BEEN SENT TO YOU SEPARATELY BY VIALINK. A COPY OF THE MERGER AGREEMENT IS ATTACHED TO VIALINK’S PROSPECTUS AS ANNEX A.

YOU ARE STRONGLY URGED TO READ CAREFULLY ALL OF THE RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (INCLUDING THE PROXY STATEMENT/PROSPECTUS) IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. YOU MAY OBTAIN A COPY OF THESE DOCUMENTS FOR FREE FROM THE SECURITIES AND EXCHANGE COMMISSION WEBSITE, WHICH HAS AN ADDRESS OF WWW.SEC.GOV. THESE DOCUMENTS ARE ALSO AVAILABLE FROM VIALINK WITHOUT CHARGE, EXCLUDING ANY EXHIBITS TO THEM UNLESS THE EXHIBIT IS SPECIFICALLY LISTED AS AN EXHIBIT TO VIALINK’S FORM S-4.

     This letter and the documents referenced in this letter contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities, plans and objectives of the management of each of viaLink, Prescient and the combined company, the merger and the markets for viaLink and Prescient common stock and other matters. Statements in this letter and the documents referenced herein that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. These forward-looking statements, including, without limitation, those relating to the future business prospects, revenues and income of viaLink and Prescient, wherever they occur in this letter or the documents referenced herein, are necessarily estimates reflecting the best judgment of the management of Prescient and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including those set forth in and referenced in this letter. Words such as “estimate,” “projection,” “plan,” “intend,” “expect,” “anticipate,” “believe,” “will,” “would,” “should,” “could” and similar expressions are intended to identify forward-looking statements which are found at various places throughout this letter and in the documents referenced herein.

     The viaLink prospectus being provided to Prescient shareholders contains projected pro forma financial information, as required by law and regulations. Such information was presented based upon assumptions and accounting principles which are believed by viaLink to be correct and compliant with United States generally accepted accounting principles (GAAP). Certain pro forma financial statements were presented on the basis of viaLink’s share price as of May 26, 2004. For example, in the pro forma combined balance sheet which reflects the combination of viaLink and Prescient, the value of Prescient is reflected as $23,426,000 (of which $22,139,000 is reflected as goodwill), based on the share price, as of May 26, 2004, of the viaLink shares being issued to Prescient shareholders. When the Merger is in fact completed, Prescient would be valued based on the viaLink share price on the date of closing. If that share price were $0.048, which was the closing price of the shares on December 2, 2004, the implicit value of Prescient under the same method of accounting would be $20,279,120.

     No assurance can be given that the viaLink historical or current share prices adequately reflect or predict the value of viaLink or Prescient. There are a number of factors that could negatively affect the viaLink share price, including any potentially dilutive effect of the issuance of common and preferred shares in connection with debt retirement, capital restructuring and the Merger and the various factors set forth under the heading Risk Factors in viaLink’s prospectus. Moreover, the carrying value of Prescient after the Merger could be affected as a result of reviews required by GAAP to determine if an impairment charge against earnings is appropriate, which could have an adverse impact on the viaLink share price even though it might not affect revenue, cash flow or ongoing operating costs.

     From the perspective of the Prescient board of directors, after taking the foregoing into consideration, the Merger Proposal presents a more favorable opportunity for the Prescient shareholders to realize value on their holdings than any other reasonably achievable course of action and, in light of the relative values of Prescient (45%) and viaLink (55%) established for purposes of the Merger Consideration, is in the best interests of Prescient and its shareholders.

Purpose of the Prescient Special Meeting

     At the Prescient special meeting, shareholders will be asked to:

          1. Approve and adopt the Agreement and Plan of Merger dated May 25, 2004, as amended, (“Merger Agreement”) and the merger and the other transactions contemplated by the Merger Agreement (the “Merger Proposal”), pursuant to which, among other things:

(i) viaLink Acquisition, Inc. will merge with and into Prescient with the result that Prescient will be the surviving entity and will become a wholly-owned subsidiary of viaLink ; and

(ii) each outstanding share of Prescient common stock and Prescient preferred stock of all series and warrants to purchase shares of Prescient common stock will be converted into shares of viaLink common stock, viaLink Series E preferred stock, viaLink Series F preferred stock, options to purchase viaLink common stock and/or warrants to purchase viaLink common stock, in accordance with the allocation of the merger consideration set forth in the Shareholder Voting and Allocation Agreement (the “Allocation Agreement”).

     2. Approve and ratify the Allocation Agreement (the “Allocation Proposal”).

     3. Vote upon an adjournment of the Prescient special meeting, if necessary, if there are not sufficient affirmative votes for either the Merger Proposal or the Allocation Proposal (the “Adjournment Proposal”).

     4. Transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.

A copy of the Merger Agreement is attached as Annex A to the Prospectus filed by The viaLink Company which has been sent separately to you by viaLink.

Prescient Record Date; Stock Entitled to Vote

     Only Prescient shareholders of record at the close of business on October 28, 2004, the Prescient record date for the Prescient special meeting, will be entitled to notice of, and to vote at, the Prescient special meeting or any adjournments or postponements thereof.

     On the record date, there were a total of 6,637,520 shares of Prescient common stock, 2,135,511 shares of Prescient Series A preferred stock, 4,258,941 shares of Prescient Series B preferred stock and 4,403,600 shares of Prescient Series C preferred stock issued, outstanding and entitled to vote at the Prescient special meeting.

     As of the record date, the issued and outstanding shares of Prescient common stock, Prescient Series A preferred stock, Prescient Series B preferred stock and Prescient Series C preferred stock represent, on a fully converted basis, a combined total of 17,435,572 shares of Prescient common stock.

Voting Classes and Number of Votes Per Share

     Holders of the Prescient Series A preferred stock, Prescient Series B preferred stock, Prescient Series C preferred stock and the Prescient common stock will vote as a single class on all proposals. In addition, holders of Prescient Series A preferred stock, Prescient Series B preferred stock and Prescient Series C preferred stock will vote on Proposal 1 (the Merger Proposal) and Proposal 2 (the Allocation Proposal) as separate classes, by series.

     Holders of Prescient common stock shall have one vote for each share owned on the record date. When voting as a single class with the shares of Prescient common stock and all other series of Prescient preferred stock, holders of shares of Prescient Series A preferred stock, Prescient Series B preferred stock and Prescient Series C preferred stock shall have the number of votes equal to the number of shares of common stock issuable upon conversion of the Prescient Series A preferred stock, Prescient Series B preferred stock or Prescient Series C preferred stock on the record date.

     When voting as separate classes by series, holders of Prescient Series A preferred stock, Prescient Series B preferred stock and Prescient Series C preferred stock shall have one vote for each share of Prescient preferred stock.

Methods of Voting

     Prescient shareholders may vote in person, or may appoint a proxy to vote in their stead.

Quorum

     Shareholders entitled to cast a majority of the votes entitled to be cast by the shares entitled to vote as a class must be present to constitute a quorum for action on the matters to be voted upon at the special meeting. All shares of Prescient common stock and Prescient preferred stock represented at the Prescient special meeting, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum. Unless a quorum is present, no business may be transacted.

Required Vote

Required Vote for Proposal 1 — the Merger Proposal

     The approval and adoption of the Merger Agreement and the merger will require the affirmative vote of a majority of the votes cast by holders of the outstanding shares of Prescient Series A preferred stock, Prescient Series B preferred stock, Prescient Series C preferred stock and Prescient common stock, voting together as a class on a fully converted basis. In addition, the approval and adoption of the Merger Agreement and the merger will require: the affirmative vote of a majority of the votes that holders of the outstanding Prescient Series A preferred stock are entitled to cast voting as a separate class; the affirmative vote of fifty-one (51%) percent of the votes that holders of the outstanding Prescient Series B preferred stock are entitled to cast voting as a separate class; and the affirmative vote of fifty-one (51%) percent of the votes that holders of the outstanding Prescient Series C preferred stock are entitled to cast voting as a separate class.

Required Vote for Proposal 2 — the Allocation Proposal

     The approval and ratification of the Allocation Agreement will require the affirmative vote of a majority of the votes cast by holders of the outstanding shares of Prescient Series A preferred stock, Prescient Series B preferred stock, Prescient Series C preferred stock and Prescient common stock, voting together as a class on a fully converted basis. In addition, the approval and ratification of the Allocation Agreement will require: the affirmative vote of a majority of the votes that holders of the outstanding Prescient Series A preferred stock are entitled to cast voting as a separate class; the affirmative vote of fifty-one (51%) percent of the votes that holders of the outstanding Prescient Series B preferred stock are entitled to cast voting as a separate class; and the affirmative vote of fifty-one (51%) percent of the votes that holders of the outstanding Series C preferred stock are entitled to cast voting as a separate class.

Required Vote for Proposal 3 — the Adjournment Proposal

     The affirmative vote of a majority of the votes cast at the Prescient special meeting by the holders of shares of Prescient Series A preferred stock, Prescient Series B preferred stock, Prescient Series C preferred stock and Prescient common stock present and entitled to vote thereon, voting together as a class on a fully converted basis, is required to approve the proposal to adjourn the special meeting, if necessary.

Comparison of Merger Consideration Allocation

     A table setting forth a comparison of the distribution of Merger Consideration is enclosed with this letter. The table illustrates the difference between the negotiated allocation and the allocation based upon the rights and preferences of the Prescient shareholders set forth in Prescient’s Articles of Incorporation if the Merger were treated as a liquidation.

PROPOSAL 1 — MERGER AGREEMENT AND MERGER

APPROVAL OF THE MERGER AGREEMENT, THE MERGER AND THE OTHER
TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT

     Approval of the Merger Proposal and the Merger Agreement by the shareholders of Prescient is required by Pennsylvania law and is a condition to consummation of the merger. The Prescient board of directors has unanimously approved and adopted the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement and has determined that the merger is fair to and in the best interests of, Prescient and its shareholders. Accordingly, the Prescient board unanimously recommends that Prescient shareholders approve and adopt the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.

THE PRESCIENT BOARD OF DIRECTORS RECOMMENDS
A VOTE “FOR” PROPOSAL 1

PROPOSAL 2 — ALLOCATION AGREEMENT

APPROVAL AND RATIFICATION OF THE ALLOCATION AGREEMENT

     On August 30, 2004, the major shareholders of Prescient, representing the holders of 3,327,916 shares of Prescient common stock (50.1%) and 35,912 shares of Prescient Series A preferred stock (76%), 41,477 shares of Prescient Series B preferred stock (100%) and 24,349 shares of Prescient Series C preferred stock (98%) executed the Allocation Agreement. Under the terms of the Allocation Agreement, the signatories agreed to vote their shares in favor of Proposal 1 (the Merger Proposal) and Proposal 2 (the Allocation Proposal), and against any other action or agreement that could reasonably be expected to impede or delay the merger. The signatories also agreed to accept a negotiated allocation of viaLink common stock, viaLink Series E preferred stock and viaLink Series F preferred stock upon the successful consummation of the merger. The Allocation Agreement will terminate on the earlier of the date the merger is consummated, the date the merger is terminated, or on the date of the conclusion of the Prescient special meeting if Proposal 1 (the Merger Proposal) is not approved at the Prescient special meeting.

     The Allocation Agreement is intended to ensure that the holders of Prescient common stock receive a certain minimum number of shares in the Merger and to preserve in the post-merger combined company, for that part of the combined company owned by the former Prescient shareholders, the relative percentage equity ownership positions that Prescient’s shareholders currently have in Prescient. The Allocation Agreement is intended to balance the interests of the shareholders and all classes and series of Prescient stock and thereby enable the merger to go forward.

     The Merger Agreement provides for consideration to the Prescient shareholders, to be reduced by an amount corresponding to certain options and warrants. In addition, Prescient will be issuing 263,525 shares of Prescient common stock to certain significant contributors (employees and directors of Prescient excluding all officers of the company).

     The table of the comparison of the distribution of Merger Consideration described above and enclosed with this letter sets forth, among other things, the distribution to be made pursuant to the terms of the Allocation Agreement.

THE PRESCIENT BOARD OF DIRECTORS RECOMMENDS
A VOTE “FOR” PROPOSAL 2

PROPOSAL 3 — POSSIBLE ADJOURNMENT

POSSIBLE ADJOURNMENT OF THE PRESCIENT SPECIAL MEETING

     If there are an insufficient number of affirmative votes to approve Proposal 1 (the Merger Proposal) or Proposal 2 (the Allocation Proposal), Prescient may propose to adjourn the Prescient special meeting for such period and to such place as the shareholders present and entitled to vote shall direct for the purpose of convassing additional votes to approve the proposals. Prescient does not intend currently to propose adjournment of the Prescient special meeting if it has sufficient votes to approve Proposal 1 (the Merger Proposal) and Proposal 2 (the Allocation Proposal).

     Approval of the proposal to adjourn the Prescient special meeting for the purpose of obtaining additional votes requires the affirmative vote of a majority of the votes cast on the proposal at the Prescient special meeting by the holders of shares of Prescient Series A preferred stock, Prescient Series B preferred stock, Prescient Series C preferred stock and Prescient common stock, voting as a single class on a fully converted basis.

THE PRESCIENT BOARD OF DIRECTORS RECOMMENDS
A VOTE “FOR” PROPOSAL 3 IF PRESENTED

Dissenters Rights

     Under Pennsylvania law, Prescient shareholders who oppose the Merger and have properly preserved their rights, have “dissenters rights” to demand payment of “fair value” for their shares in connection with the Merger. Prescient shareholders who do not follow the requirements of Pennsylvania law with respect to preservation and exercise of “dissenters rights” will be entitled to receive only the merger consideration. As required by Pennsylvania law, Exhibit A enclosed with this letter is a copy of Subchapter D of Chapter 15 of the Pennsylvania Business Corporation Law of 1988, as amended, relating to Dissenters Rights.

*    *    *

Your Board of Directors has carefully considered the terms and conditions of the merger and has unanimously determined that the terms of the Merger Agreement, the merger, the Allocation Agreement and the transactions contemplated thereby are fair to, and in the best interest of, Prescient and the Prescient shareholders.

Thank you for your cooperation and continued support.

Very truly yours,

/s/ Jane Hoffer

JANE F. HOFFER
Chairman of the Board

EXHIBIT A

Subchapter D of Chapter 15 and Section 1930 of the Pennsylvania
Business Corporation Law of 1988, as Amended

     § 1571. Application and effect of subchapter

(a) General rule.—Except as otherwise provided in subsection (b), any shareholder (as defined in section 1572 (relating to definitions)) of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, only where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

     Section 1906(c) (relating to dissenters rights upon special treatment).

     Section 1930 (relating to dissenters rights).

     Section 1931(d) (relating to dissenters rights in share exchanges).

     Section 1932(c) (relating to dissenters rights in asset transfers).

     Section 1952(d) (relating to dissenters rights in division).

     Section 1962(c) (relating to dissenters rights in conversion).

     Section 2104(b) (relating to procedure).

     Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

     Section 2325(b) (relating to minimum vote requirement).

     Section 2704(c) (relating to dissenters rights upon election).

     Section 2705(d) (relating to dissenters rights upon renewal of election).

     Section 2904(b) (relating to procedure).

     Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

     Section 7104(b)(3) (relating to procedure).

(b) Exceptions.—

(1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on or on the date of the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares are either:

(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(ii) held beneficially or of record by more than 2,000 persons.

(2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

(i) (Repealed.)

(ii) Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.

(iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

(3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

(c) Grant of optional dissenters rights.—The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

(d) Notice of dissenters rights.—Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2) a copy of this subchapter.

(e) Other statutes.—The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

(f) Certain provisions of articles ineffective.—This subchapter may not be relaxed by any provision of the articles.

(g) Computation of beneficial ownership.—For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common or in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.

(h) Cross references.—See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished), 1763(c) (relating to determination of shareholders of record) and 2512 (relating to dissenters rights procedure).

§ 1572. Definitions

The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

“Corporation.” The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which one or more of the resulting corporations is the successor corporation for the purposes of this subchapter. The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

“Dissenter.” A shareholder who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

“Fair value.” The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

“Interest.” Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

“Shareholder.” A shareholder as defined in section 1103 (relating to definitions) or an ultimate beneficial owner of shares, including, without limitation, a holder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.

§ 1573. Record and beneficial holders and owners

(a) Record holders of shares.—A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

(b) Beneficial owners of shares.—A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

§ 1574. Notice of intention to dissent

If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

§ 1575. Notice to demand payment

(a) General rule.—If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

(1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

(2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

(3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

(4) Be accompanied by a copy of this subchapter.

(b) Time for receipt of demand for payment.—The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

§ 1576. Failure to comply with notice to demand payment, etc.

(a) Effect of failure of shareholder to act.—A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

(b) Restriction on uncertificated shares.—If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

(c) Rights retained by shareholder.—The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

§ 1577. Release of restrictions or payment for shares

(a) Failure to effectuate corporate action.—Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(b) Renewal of notice to demand payment.—When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

(c) Payment of fair value of shares.—Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

(1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2) A statement of the corporation’s estimate of the fair value of the shares.

(3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

(d) Failure to make payment.—If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

§ 1578. Estimate by dissenter of fair value of shares

(a) General rule.—If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter’s shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

(b) Effect of failure to file estimate.—Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

§ 1579. Valuation proceedings generally

(a) General rule.—Within 60 days after the latest of:

(1) effectuation of the proposed corporate action;

(2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

(3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

(b) Mandatory joinder of dissenters.—All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

(c) Jurisdiction of the court.—The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

(d) Measure of recovery.—Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

(e) Effect of corporation’s failure to file application.—If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

§ 1580. Costs and expenses of valuation proceedings

(a) General rule.—The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

(b) Assessment of counsel fees and expert fees where lack of good faith appears.—Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

(c) Award of fees for benefits to other dissenters.—If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

§ 1930. Dissenters rights

(a) General rule.—If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

(b) Plans adopted by directors only.—Except as otherwise provided pursuant to section 1571(c) (relating to grant of optional dissenters rights), Subchapter D of Chapter 15 shall not apply to any of the shares of a corporation that is a party to a merger or consolidation pursuant to section 1924(b)(1)(i) or (4) (relating to adoption by board of directors).

(c) Cross references.—See sections 1571(b) (relating to exceptions) and 1904 (relating to de facto transaction doctrine abolished).